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                                                                 Exhibit (a)(12)

FOR IMMEDIATE RELEASE
TUESDAY, FEBRUARY 8, 2000

            WORLDWIDE SPORTS AND RECREATION, INC. TENDER OFFER FOR
                               BOLLE INC. CLOSES

     Worldwide Sports and Recreation, Inc. today announced that Shade Acquisition, Inc., its wholly owned subsidiary, has completed its all-cash tender offer for all of the outstanding shares of common stock of Bolle Inc. (AmEx: BLE) at $5.25 per share. The tender offer expired at 12:00 midnight, New York City time, on Monday, February 7, 2000.

     Worldwide accepted for payment all of the 6,482,777 shares of Bolle common stock, representing approximately 91% of the outstanding shares, validly tendered and not withdrawn prior to the expiration of the offer, including 122,406 shares tendered pursuant to notices of guaranteed delivery.

     Worldwide intends to promptly merge Shade Acquisition with and into Bolle. As a result of the merger, Bolle will become a wholly owned subsidiary of Worldwide and each remaining outstanding share of Bolle will be converted, subject to appraisal rights, into the right to receive $5.25 in cash, without interest.

     Worldwide is a branded durable consumer products company based in Kansas City, Kansas. The Company is a leading supplier of high quality sports optics including binoculars, telescopes, riflescopes and laser rangefinders marketed under the Bushnell, Voit and Bausch & Lomb brand names.


Morrow & Co., Inc. (212-754-8000) is acting as the Information Agent for the tender offer.

For further information please contact:
Richard R. Kracum
Chairman
Worldwide Sports and Recreation, Inc.
Tel: 312-255-4809